Exhibit 99.10



                              SOCIAL REPORT 2004


Contents

1        About ASML
2        Smoothing the Transition
3        Encouraging Development, Fostering Leadership
4        Managing Our Resources
5        Maximizing Our Employees' Motivation and Performance
6        Controlling Information, Sharpening Our Tools with AIM
7        Overview of Employee Base
8        ASML Worldwide Contact Information

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1.    About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines critical to the production of integrated circuits or chips.

ASML technology transfers circuit patterns onto silicon wafers to make integrated circuits. This technology is key to making integrated circuits smaller, faster and cheaper.

Our technology is known as optical lithography. ASML systems are called steppers and Step & Scan tools (scanners). They use a photographic process to image nanometric circuit patterns onto a silicon wafer, much like a camera prints an image on film.

Most of the major global semiconductor manufacturers are ASML customers. We are committed to providing customers with the right technology that is production-ready at the right time. Doing so enables our customers and their customers to sustain their competitive edge.

The ASML TWINSCAN(TM) lithography system exemplifies our technology leadership. It is the industry's only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer. Another example of ASML technology leadership is our new immersion lithography system. It replaces the air over the wafer with fluid to enhance focus and shrink circuit dimensions. These technologies mean greater productivity for our customers.

ASML's corporate headquarters is in Veldhoven, the Netherlands. The company has lithography research, development and manufacturing operations in Wilton, Connecticut, U.S. and Veldhoven, the Netherlands. Training and application facilities are located in Asia, Europe and the United States.

ASML's largest business focuses on lithography systems for 200- and 300-millimeter wafer manufacturing.

ASML Special Applications focuses on solutions for application markets, where it has evolved as the lithography market leader in serving the Thin Film Head and Compound Semiconductor industry. Our Remarketing Service has developed expertise to remanufacture and relaunch pre-owned ASML equipment into the market.

ASML MaskTools provides innovative mask technologies and software products that extend the limits of optical lithography for chip manufacturing at the 90 nanometer node and beyond. These are optimized for ASML's advanced scanners, enabling the delivery of complete and integrated mask design to wafer imaging solutions.

ASML Optics provides precision optical modules for the PAS 5500 and TWINSCAN lithography systems. ASML Optics also offers design-to-image solutions, in optical design and manufacturing, clean room assembly, systems engineering and metrology for abroad range of commercial applications, serving customers worldwide.

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ASML operates in 14 countries and over 50 sales and service locations. We have experts located at customer sites, backed by a global pool of ASML engineers and other professionals.

ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML.

For more information, visit: www.asml.com

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2.    Smoothing the Transition

In 2004, ASML completed the difficult reduction and streamlining of our workforce that was necessary to safeguard our position in the international market and maximize our viability and growth prospects as a company. Despite the many challenges involved, we continued to focus on fulfilling our commitment to employees. For those employees for whom internal applications or reassignment proved not to be viable, ASML provided support in their search for a position with another employer. For this purpose, ASML created the Job Center, with Human Resources and Organisation (HR&O) coordinating the process. We also made use of our extensive network of selected suppliers, informing employees of any relevant vacancies arising within the network.

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3.    Encouraging Development, Fostering Leadership

At ASML, development and learning encompass much more than just training, extending beyond this to include coaching, mentoring and succession planning.

At ASML, responsibility for development and learning is shared by employees, managers and HR&O staff. ASML employees are encouraged to take initiative for their own career development and learning, while managers and HR&O are responsible for encouraging and facilitating employees in the process.

Initiatives to support development and learning within ASML include:

o     A new performance management approach

o     The Management Development Review Process

o     Leadership Development Programs

o     Job-oriented training

New performance management approach

One of the largest projects in 2004 was the design of the new performance management approach for job grades 81-91, to be implemented in 2005. This new approach provides an integrated and Web-based application for performance appraisal, mid-year reviews and talent management within ASML.

Phase 1 of the new performance management approach was rolled out in January 2005. This phase focused on performance objective setting by managers.

New elements include:

o     The ASML Competency Model

o     Development Action Plans

ASML Competency Model

A competency is the ability to perform effectively in a certain situation or task. It is derived from the qualities of superior performers. In 2004, ASML developed a new Competency Model for the new performance management approach, on the basis of input from 250 managers and employees worldwide. The Model comprises 34 competencies, two of which are generic competencies that apply to all staff in job grades 81-91. The remaining 32 competencies are linked in different combinations to the various job families within ASML.

Development Action Plans

ASML is fully committed to the development of all its employees. Within the new performance management approach, employees will have a personal Development Action Plan that addresses three key areas: opportunities for development, career direction and job improvement initiatives.

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Management Development Review Process

The Management Development Review Process is used to identify leadership talent within ASML. The process is used to review all employees in job grades 92-99, those in job grades 90-91 who show high potential, and participants in the Leadership Programs.

The process makes use of a review form based on ASML's leadership competency model, and the resulting findings serve as input for succession planning and for Personal Development Plans (PDPs).

A new element in the succession planning process in 2004 was the start of the cross-sector management development committee (X-MD). The X-MD is a senior management meeting in which each sector presents its talent and shares the career plan for its "high potentials." ASML's succession plan is revised on the basis of these discussions. The aim of the succession plan is to ensure continuity with regard to critical positions, to retain intellectual capital and talent, and to encourage the development of talent. After all the sectors have presented, the resulting updated plan will be presented to the Board of Management by senior managers in May 2005.

Leadership Development Programs

ASML offers three Leadership Development Programs: a Tactical Leadership Program for job grades 88-89, a Professional Leadership Program for job grades 90-91, and a Strategic Leadership Program for job grades 92-93. Employees in job grades 94-99 may select from executive-level programs.

During these programs, participants from all disciplines, locations and backgrounds work together in project teams. The programs therefore also serve as an important conduit for integration across all regions and disciplines within ASML.

The Tactical Leadership Program is currently facilitated by Achieve Global in the U.S. and by Kaser Training in Europe. We are developing a program for all regions, which will include modules on management and business processes as well as an action learning project. This will be rolled out in June 2005 in partnership with Personnel Decisions International (PDI).

The Professional Leadership Program was developed jointly with the Rotterdam School of Management, and includes modules on performance improvement, high-tech marketing, entrepreneurship, organizational renewal and innovation.

The Strategic Leadership Program was rolled out for the first time in Q2 2004, in partnership with IMD. This program consists of a series of modules focused on business management, financial management and leadership, and also includes an action learning project.

Job-oriented training

Besides the Leadership Development Programs, all employees can further enhance their job-oriented skills by attending training workshops or programs at accredited educational institutions, ranging from personal effectiveness workshops and PC training to technical, non-product-related education. In 2004, more than 6,500 training applications were processed worldwide.

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4.   Managing Our Resources

ASML's Resource Center focuses on ensuring that, at any time, we have the talented people we need to enable us to function and perform optimally, whatever the economic conditions.

Fixed vs. Flex workforce

In 2004, we continued to roll out our Fixed vs. Flex employment model, which allows us to best manage our global staffing in the face of fluctuating economic cycles. Our fixed, permanent workforce is able to respond to minimum company requirements and is supplemented, when necessary, by hiring in experienced talent. This model enables ASML not only to "breathe" through different cycles, but also to acquire the necessary capacity in the most effective way. In 2004, we made extensive use of our Flex capacity through our network of carefully selected suppliers.

China remains a highly promising market for ASML, and we are building up a pool of experienced engineers there. In 2004 we also carried out a project to deploy employees from Europe and the U.S. with specific experience to locations in Asia, and approximately 35 to 40 employees took up various positions in the region.

Web-based employment pool

In 2004, ASML rolled out its web-based applicant tracking system, Mr. Ted TalentLink, in the U.S. and Asia, following its implementation in Europe in 2003. The system lists all registered candidates, employees and even ex-employees who are interested in re-establishing a relationship with ASML. This pool is extremely useful in helping ASML to meet its staffing needs worldwide, helping us to publicize and fill internal job openings as quickly and efficiently as possible. At the same time, it keeps us aware of any new opportunities within the company for current employees.

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5.    Maximizing Our Employees' Motivation and Performance

ASML's worldwide compensation and benefits framework and benchmarking methods enable us to continue to respond effectively to local market trends and patterns, ensuring that our employees enjoy truly competitive and transparent compensation and benefits packages in each country in which we operate.

In 2004, the trend established in previous years of varying development and performance of our markets around the world continued, requiring us to further tailor our tools to keep our employees motivated and further stimulate their performance.

Rewarding top performance in Asia

In 2004, we further developed and aligned our Asian performance-related and promotion system with local market practices. This will make it possible for us to:

o     Truly reward outstanding performance

o     Differentiate better between outstanding and average performance

o Bring our performance-related budgets (and therefore salary growth) further in line with local labor market movements, on the basis of benchmarking by external consultants

o Introduce discretion and flexibility for local management in determining an individual employee's ultimate performance levels, as well as introducing stringent performance-related budgeting responsibility and a controllable process

o Replace collective (CPI) raises with individual performance-related increases

o Make the transition to the new Performance Management System as smooth as possible

o Ultimately make the transition to one performance and promotion system worldwide

Worldwide Benefits Survey

In addition to the annual benchmark of our compensation packages to systematically monitor our competitiveness on a country per country basis (focusing particularly on basic salary, guaranteed payments, variable payments and long-term incentives), in 2004 we launched a worldwide benefits survey, conducted with the aid of external consultants.

Starting in Europe in 2004 and rolling out to Asia and the U.S. in early 2005, this survey aims to determine whether the benefits ASML offers in each location are in line with the desired market position of our total compensation and benefits packages, whether they are cost-efficient and truly provide the desired benefit to employees. On the basis of the survey's findings, we will be able to determine the extent to which our benefits packages may need adjusting, what the costs of any such changes may be, and whether a local or international pooling approach will best serve ASML's needs.

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Stock Option Plans

Full use continued to be made of the Incentive Stock Option Plan in 2004. The Supervisory Board approved the total number of stock options available to management and the ASML employees over the financial year 2004 as well as the allocation of the stock options, all as per the proposal of ASML's Remuneration Committee.

ASML employees in key positions across the world were nominated by managers on the basis of their outstanding contribution, at all grades and salary levels, and the fact that the full budget was used this year is evidence that the Plan remains a valuable means of rewarding and providing incentives to our employees.

Furthermore, as in 2003, a Stock Option for Salary Plan was implemented that was open to all employees and management. In the Netherlands, employees were also entitled to exchange vacation days for stock options. Over 30% of all ASML employees worldwide participated in the Stock Option for Salary Plan.

U.S. Benefits Plan

In the U.S., ASML offers a "cafeteria" benefits plan that allows employees to tailor their overall benefits to suit individual needs. Each year, employees can make their selections for the coming year via an Open Enrollment Process. In 2004, we made it possible for employees to make those selections using the SAP Employee Self Service (ESS) system on the ASML intranet.

Focus Forward: Cap Gemini Ernst & Young
Analysis in Veldhoven

In 2003, ASML commissioned consultants Cap Gemini Ernst & Young (CGE&Y) to analyze the company's effectiveness and efficiency, ways of working and proposed measures in the Netherlands, with the objective of producing and implementing a plan of action. This plan of action should enable ASML to break even at the production of 130 new machines per year, with sufficient flexibility to react to fluctuating market dynamics. The overall project, entitled Focus Forward, was steered and carried out by a team comprising ASML employees, members of the Works Council and CGE&Y consultants.

The outcome of this study formed part of the intake that the Board of Management considered when formulating priorities and corporate initiatives for 2005.

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6.    Controlling Information, Sharpening Our Tools with AIM

Within the context of the ASML Infrastructure Modernization (AIM) program, a completely new workstation and IT infrastructure were implemented in 2004 through migration to Windows 2003 Server, Windows XP Professional and Office XP Professional. ASML also centralized its messaging and Internet access structure by using Exchange 2003 and Outlook 2003. These measures have provided the business with a flexible, secure and manageable environment, while ensuring a solution that is scalable and flexible for future services.

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7.    Overview of Employee Base

Headcount

The total number of Full-Time Equivalent (FTE) ASML employees at the end of 2004 was as follows:

Actual FTE, December 31, 2004

                       Asia         Europe             US         Global
Contractor (NP)           4             72              1             77
Payroll staff           682           2749           1563           4994
Total staff             686           2821           1564           5071



Staff turnover

Staff turnover worldwide in 2004 was -2%. In the U.S., turnover was -1%, in Europe it was -6%, and in Asia our staff numbers grew by 15%. The average duration of employment at ASML was 7.27 years.

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8.    ASML Worldwide Contact Information

Corporate Headquarters

De Run 6501
5504 DR Veldhoven
The Netherlands

Mailing address

P.O. Box 324
5500 AH Veldhoven
The Netherlands

U.S. main offices

8555 South River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.

Asia main office

Suite 603, 6/F
One International Finance
Center
1, Harbour View Street
Central, Hong Kong, SAR

Corporate
Communications

phone: +31 40 268 4941
fax: +31 40 268 3655
e-mail:
corpcom@asml.com

Investor Relations

phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail:
investor.relations@asml.com

For more information please visit our website www.asml.com